

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Mark Dybul
Executive Vice Chair
Enochian Biosciences, Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

      Re: Enochian Biosciences, Inc.
           Registration Statement on Form S-3
           Filed July 13, 2020
           File No. 333-239837

Dear Mr. Dybul:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Clayton E. Parker, Esq.